Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164777

CLARION PARTNERS PROPERTY TRUST INC.

SUPPLEMENT NO. 3 DATED OCTOBER 23, 2012

TO THE PROSPECTUS DATED APRIL 23, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2012, as supplemented by Supplement No. 1 dated May 11, 2012 and Supplement No. 2 dated August 10, 2012, relating to our offering of up to $2,250,000,000 in shares of our common stock. Terms used in this Supplement No. 3 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•                  an update regarding our escrow arrangement;

•                  the sale of $10,200,000 of Class W shares to a subsidiary  of our sponsor;

•                  the status of our public offering;

•                  changes to our charter;

•                  our entering into a joint venture and acquisition of an interest in a property; and

•                  changes to the Clarion Partners Investment Committee.

Update Regarding Our Escrow Arrangement

The following information supplements, and should be read in conjunction with, the discussions of our escrow arrangement under “Important Information About This Prospectus” on page iv, “Questions and Answers About This Offering” on page 4, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 112 and “Plan of Distribution—Escrow Arrangement” on page 160.

The minimum offering amount of $10,000,000 may be raised from any combination of proceeds from the purchase of shares of our common stock in our public offering and any private placement, including shares purchased by our sponsor or its affiliates, but excluding the $200,000 in Class A shares purchased by our sponsor in connection with our initial capitalization. Proceeds from private placements are not required to be held in escrow.

Sale of $10,200,000 of Class W Shares to a Subsidiary of Our Sponsor

On October 17, 2012, we issued 1,020,000 shares of our Class W common stock to Clarion Partners CPPT Coinvestment, LLC, or CPPT Coinvestment, a wholly owned subsidiary of our sponsor, for $10.00 per share, or $10,200,000 in the aggregate, pursuant to a private placement. The Class W shares issued to CPPT Coinvestment will be pari passu with the Class W shares of our common stock issued in the public offering. CPPT Coinvestment may not vote any of its shares with respect to any matter regarding (1) the removal of any of its affiliates as our advisor or any of our directors or (2) any transaction between us, our affiliates or any of our directors and CPPT Coinvestment or any of its affiliates, including our advisor. The private placement was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration requirements provided by Section 4(2) of the Securities Act for transactions not involving any public offering. The proceeds from the sale were used to acquire an interest in a property, as described below, and for other corporate purposes.

No selling commission or other consideration was paid in connection with the sale.  In addition, our dealer manager has agreed to waive the dealer manager fees and distribution fees that will accrue with respect to the portion of NAV on any given day allocable to any shares owned on that day by our sponsor, any of its affiliates, any of their respective directors, officers or employees or any of our directors or officers that were acquired in a private placement.

In connection with the private placement, our board of directors granted an exemption from the aggregate share ownership limit and common share ownership limit set forth in our charter to CPPT Coinvestment.

Status of Our Public Offering

Our escrow agent will hold in escrow all proceeds from subscriptions for shares of our common stock in our public offering until the earlier of (i) November 12, 2012, which we refer to as the minimum offering termination date, or (ii) the date we receive purchase orders from our public offering for an amount that, when combined with the proceeds from private placements of shares of our common stock, equals at least $10,000,000, excluding purchase orders received from Pennsylvania and Tennessee investors with respect to our public offering, and our board of directors authorizes the release of the offering proceeds from the escrow account. On October 17, 2012, CPPT Coinvestment, a wholly owned subsidiary of our sponsor, purchased $10,200,000 of shares of our common stock in a private placement, thereby satisfying the minimum offering amount; however, our board of directors has not yet authorized the release of the public offering proceeds from the escrow account. Special escrow provisions described in the prospectus apply to residents of Pennsylvania and Tennessee.

Changes to Our Charter

On September 27, 2012, we filed an amended and restated charter with the Maryland State Department of Assessments and Taxation. The updates to our prospectus described below reflect the changes to our charter.

The second sentence under the section of our prospectus captioned “Description of Capital Stock—Common Stock” is deleted in its entirety and replaced with the following:

Each holder of a share of common stock will vote together with the holders of all other shares of common stock entitled to vote on all matters (as to which a common stockholder is entitled to vote pursuant to applicable law) at all meetings of stockholders, except with respect to any amendment, alteration or repeal of any provision of our charter that materially and adversely changes the preferences, rights, voting powers or terms of any particular class of shares, in which case the affirmative vote of such class of shares, voting as a single class for such purpose, is required.

The fourth bullet point under the section of our prospectus captioned “Investment Objectives and Strategy—Charter-Imposed Investment Restrictions” on page 60 is deleted in its entirety and replaced with the following bullet point:

During the continuous offering, we will not:

•                  make or invest in individual mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) unless an appraisal is obtained concerning the underlying property except for those mortgage loans insured or guaranteed by a government or government agency. In all cases where a majority of our independent directors determines, and in all cases in which the transaction is with our sponsor, our advisor, one of our directors or any of their affiliates, the appraisal shall be obtained from an independent appraiser. We will maintain the appraisal in our records for at least five years and it will be available for inspection and duplication by stockholders. We will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage;

The last two sentences under the section of our prospectus captioned “Investment Objectives and Strategy—Investments in Properties” on page 52 are deleted in their entirety and replaced with the following:

The consideration we pay for each property acquired, as determined by our advisor in accordance with our investment guidelines, will ordinarily be based on the fair market value of the property. However, if a majority of our independent directors determines, and in all cases in which a property is acquired from our sponsor, our advisor, one of our directors or any of their affiliates, the fair market value must be determined by a qualified independent appraiser selected by our independent directors.

The section of our prospectus captioned “Investment Objectives and Strategy—Transactions with Affiliates” is deleted in its entirety and replaced with the following:

In order to reduce the conflicts inherent in transactions with affiliates, our charter limits our ability to enter into certain types of transactions with our sponsor, our advisor, our directors or any of their affiliates. We may not acquire or lease any properties from our sponsor, our advisor, any of our directors or any of their affiliates, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determines that the transaction is fair and reasonable and at a price to us no greater than the cost of the property to our sponsor, our advisor, our director or their affiliate unless there is substantial justification for such excess amount and such excess is reasonable. In all cases in which real property is acquired from our sponsor, our advisor, any of our directors or any of their affiliates, the fair market value of the property must be determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

We may not sell or lease assets to our sponsor, our advisor, any of our directors or any of their affiliates, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approves the transaction as fair and reasonable to us.

We may not make any loans to our directors, our advisor, our sponsor or any of their affiliates, except for certain mortgages for which an independent appraisal is obtained concerning the underlying property and for loans to our wholly owned subsidiaries. Without limitation to the foregoing sentence, our charter prohibits us from investing in mortgage loans or making mortgage loans unless an appraisal is obtained concerning the underlying property except for those loans insured or guaranteed by a government or government agency.

Our charter prohibits us from borrowing funds from our sponsor, our advisor, any of our directors or any of their affiliates, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approves the transaction as fair, competitive, and commercially reasonable, and on terms not less favorable to us than comparable loans between unaffiliated parties under the same circumstances. This general prohibition on loans will apply only to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers, our advisor, our sponsor or their affiliates.

We may enter into joint venture or co-ownership arrangements with our sponsor, our advisor, any of our directors or any of their affiliates, only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determines that the transaction is fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers, in each case consistent with the limitations otherwise applicable to transactions with our advisor and their affiliates described above.

Joint Venture and Acquisition of an Interest in a Property

On October 18, 2012, we acquired an interest in a 315,000 square foot industrial building located in Lehigh Valley, Pennsylvania, which we refer to as Lehigh Valley South, through LIT/CPPT Lehigh Venture LLC, or the joint venture. We own a 50% interest in the joint venture through CPPT Lehigh LLC or CPPT Lehigh, a wholly owned subsidiary of our operating partnership. LIT Industrial Limited Partnership, or LIT, a limited partnership indirectly owned by Lion Industrial Trust, a privately held REIT managed by our sponsor, owns the remaining 50% membership interest in the joint venture. For more information about Lion Industrial Trust and our sponsor’s other prior real estate programs, see the section of our prospectus captioned “Prior Performance” and the prior performance tables included as Appendix A to our prospectus.

Our board of directors, including the independent directors not otherwise interested in the transaction, approved the joint venture and its terms as being fair and reasonable to us and on substantially the same terms and conditions as those received by other joint venturers.

Property Acquisition

On October 18, 2012, or the closing date, a wholly owned indirect subsidiary of the joint venture acquired fee simple title to Lehigh Valley South , which was previously owned by Lehigh Valley South Industrial, LLC,  or Lehigh Industrial,  an entity owned by LIT and Trammell Crow Company. The joint venture acquired Lehigh Valley South  by (1) purchasing a 50% interest in the property from Lehigh Industrial for $9,843,750 in cash, exclusive of closing costs, and (2) accepting a contribution from LIT of its 50% interest in the property, representing an aggregate purchase price of $19,687,500 for the property.  CPPT Lehigh contributed the cash consideration component of the purchase price to the joint venture.

Our board of directors, including a majority of our independent directors, approved the joint venture’s purchase price for the property as being fair and reasonable to us and at a price no greater than the cost of the property to Lion Industrial Trust. Lehigh Valley South was appraised by a nationally recognized appraisal firm that is independent of us and our sponsor, and the selection of the appraiser was approved by our independent directors. The purchase price of the property at the time of acquisition did not exceed its appraised value.

Description of the Property

Lehigh Valley South is comprised of a 24.7 acre parcel of land with a 315,000 square foot, warehouse/distribution building featuring 54 dock doors, two drive-in doors, ample trailer parking and 32 feet of usable height inside the warehouse. The property was developed in 2008 by Lion Industrial Trust and Trammell Crow Company and is currently 100% leased to two tenants, with an average remaining lease term of approximately eight years.

The property is strategically located along the Interstate 78 corridor of central eastern Pennsylvania in the established industrial market of Lehigh Valley. Lehigh Valley serves as a regional distribution hub connecting the Port of New York and New Jersey, which is approximately 90 miles to the east, to major markets in Pennsylvania, New Jersey, New York and Southern New England. Lehigh Valley is approximately 50 miles northwest of Philadelphia, Pennsylvania, approximately 85 miles west of Newark, New Jersey and within a one-day drive from approximately one-third of all U.S. consumers.

Lehigh Valley South faces competition from other comparable properties in Lehigh Valley, which contains approximately1,400 buildings with almost 88 million square feet of industrial warehouse space, and other nearby local markets such as Breinigsville, Allentown and Bethlehem, Pennsylvania. We believe that Lehigh Valley South, as a Class A property with a state-of-the-art design, is well-positioned in these local markets. The property also faces competition from the industrial submarket of Harrisburg, Pennsylvania. Harrisburg is located only approximately 40 miles from the Port of New York and New Jersey and has railroad access to the Ports of Los Angeles and Long Beach, California. However, Lehigh Valley offers an attractive alternative to Harrisburg with competitive rents and tax and labor savings.

We believe that Lehigh Valley South is suitable for its intended purpose and adequately covered by insurance. We have no current plans for any renovation or improvement of the property.

Management and Leasing of Lehigh Valley South

Pursuant to the terms of the joint venture’s operating agreement, LIT, as the administrative member, is responsible for managing the day-to-day affairs of the joint venture; provided, however, that the consent of each member is required for certain major decisions, including, without limitation, the approval of an annual business plan. The joint venture has engaged Jones Lang LaSalle Americas, Inc. as the property manager.

Lehigh Valley South is 100% leased to two tenants, Barry Callebaut U.S.A. LLC, or Callebaut and Quality Packaging Specialists International, LLC, or QPSI. Callebaut is a leading international manufacturer of high-quality cocoa and chocolate products. QPSI specializes in contract packaging and supply chain solutions for pharmaceutical, healthcare, beauty and consumer goods companies. Both leases are triple net leases pursuant to which the tenants are responsible for the operating expenses of the property.  The following table sets forth the principal provisions of the leases for Callebaut  and QPSI:

Tenant	Square Feet Leased	% of Total Square Feet	Annual Base Rent(1)	Base Rent per Square Foot(1)	Lease Expiration(2)	Renewal Options(3)
Callebaut	157,500	50%	$768,600	$4.88	2/28/19	2/5 year
QPSI	157,500	50%	$693,000	$4.40	11/30/21	2/5 year

(1)          For each tenant, annual base rent increases each year by $0.10 per square foot per year.

(2)          Represents the end of the non-cancellable lease term.

(3)          Represents the number of renewal options and the term of each option. Barry Callebaut may renew its lease at fair market rents. QPSI may renew its lease at the greater of (a) the annual rent for the last year of the initial lease term or (b) fair market rents.

Changes to the Clarion Partners Investment Committee

On May 10, 2012, David J. Lynn resigned from the Clarion Partners Investment Committee.  On the same day, the Clarion Partners Investment Committee appointed Dr. Tim Wang to serve on the committee.

Tim Wang, Ph.D., age 45, has served as Senior Vice President and the Head of the Investment Research Group at Clarion Partners since May 2012. Dr. Wang leads the Research Group in supporting the development of firm-wide and business unit-specific investment strategies. The Research Group also advises on portfolio strategy utilizing tools of proprietary analytics and economic forecasting. He joined Clarion Partners in 2006 as a Senior Associate after holding positions with the Federal Home Loan Bank of New York and Kraft Foods/Altria. Dr. Wang has published numerous real estate research articles and co-authored five real estate strategy books, including Active Private Equity Real Estate Strategy (2009), Guide to U.S. Real Estate Investing (2009), Emerging Market Real Estate Investment: Investing in China, India, and Brazil (2010), Inside the Real Estate Fund Investor (2011) and Real Estate Mathematics (2011). He is a frequent guest speaker at real estate investment conferences. Dr. Wang holds a Doctor of Philosophy in Quality Management from the University of Georgia in Athens, a Master of Business Administration in Finance from New York University and a Bachelor of Science from Shandong University in Jinan, China.